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EXHIBIT 99.1

                                  RISK FACTORS

Risks Related to Endorex

If Endorex cannot obtain additional funding, Endorex may reduce or discontinue its product development and commercialization efforts.

     Until it is able to generate sufficient revenue from the sale and/or licensing of its products, Endorex will require additional funding to sustain its research and development efforts, provide for future clinical trials, and continue its operations. Endorex cannot be certain whether it will be able to obtain additional required funding on terms satisfactory to it, if at all. In addition, Endorex has expended, and will continue to expend, substantial funds developing its product candidates and for clinical trials. Endorex currently has commitments to spend additional funds in connection with development of its oral delivery systems, licenses, severance arrangements, employment agreements and consulting agreements. If Endorex is unable to raise additional funds when necessary, Endorex may have to reduce or discontinue development, commercialization or clinical testing of some or all of its product candidates or enter into financing arrangements on terms that Endorex would not otherwise accept.

Endorex has had significant losses and anticipates future losses.

     Endorex is a development stage company that has experienced significant losses since inception and has a significant accumulated deficit. Endorex expects to incur significant additional operating losses in the future and expects cumulative losses to substantially increase due to expanded research and development efforts, preclinical studies and clinical trials. All of Endorex's products are currently in development, preclinical studies or clinical trials and Endorex has not generated significant revenues from product sales or licensing. There can be no guarantee that Endorex will ever generate product revenues sufficient to become profitable or to sustain profitability.

Endorex is dependent on its joint ventures, corporate partners and future joint ventures or corporate partnerships.

     Endorex's strategy for research, development and commercialization of certain of its technologies is to rely on arrangements with corporate partners. As a result, Endorex's ability to commercialize future products is dependent upon the success of third parties in performing preclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing and successfully marketing Endorex's products. In connection with Endorex's two joint ventures with Elan, InnoVaccines Corporation, or InnoVaccines, and Endorex Newco, Ltd., or Newco, Endorex is obligated to fund research and development activities in proportion to Endorex's ownership interest in each joint venture, currently 80.1% of each joint venture. If Endorex does not have sufficient resources to meet its funding obligations under each of the two Elan joint ventures, Endorex may have to terminate the joint ventures prior to commercialization of its technologies or renegotiate the terms of the joint ventures, and Endorex's interest in the joint ventures may be diluted.

     Endorex cannot assure you that its joint ventures, corporate collaborations or corporate partnerships will be successful or that the development efforts carried out by them will continue. Endorex is currently in discussions with Elan regarding terminating InnoVaccines and Newco, although no definitive agreements have been reached by Endorex and Elan with respect to such terminations. Endorex cannot assure you that the results of these discussions will be favorable or that the joint ventures with Elan will continue. If Elan chooses to discontinue its collaborations with Endorex, Endorex may not be able to continue to license certain proprietary technology from Elan and obtain Elan's expertise and research and development services on reasonable terms, if at all.

     Newco is Endorex's joint venture with Elan that has focused on developing a product to deliver iron chelation compounds using Elan's MEDIPADs delivery device. Newco licensed Elan's MEDIPADs device on a worldwide basis to Schein Pharmaceutical, Inc., or Schein, which has been acquired by Watson

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Pharmaceuticals, Inc., or Watson, for use with Schein's iron chelation compound.
Schein agreed to develop and market the MEDIPADs iron chelation product in the United States, and Newco and Schein agreed to jointly seek partners for marketing the product outside the United States. In June 2001, Watson indicated to Endorex that it will not continue to meet the obligations originally agreed to by Schein in connection with the license, although no definitive agreements have been reached by Newco and Watson. Subsequently, Watson discontinued its collaboration efforts. Endorex cannot assure you that Watson and Newco will renew their efforts to develop, market, commercialize or obtain the necessary regulatory approvals for the MEDIPADs delivery device in the United States or internationally or that the agreement with Watson will continue. Thus, Endorex cannot assure you that Newco's MEDIPADs iron chelator product will be marketed and sold in the near future or at all. If the collaboration with Watson does not continue, Endorex cannot assure you that Newco will be able to find another corporate partner to develop and market an iron chelation product or that Endorex will continue with its MEDIPADs iron chelator joint venture with Elan.
In the event that Endorex and Elan terminate their Newco joint venture, Endorex may lose its rights to use Elan's MEDIPADs technology and its supply of MEDIPADs devices.

     Endorex intends to pursue additional corporate partnerships and collaborations in the future; however, the terms available may not be acceptable to Endorex and the corporate partnerships or collaborations may not be successful. In addition, the amount and timing of resources that Endorex's collaborators devote to these activities are not within Endorex's control. If any of Endorex's current corporate partnerships, such as those discussed above, are discontinued, Endorex cannot assure you that it will be able to find others to develop and commercialize its current product candidates. If any of Endorex's corporate partnerships and collaborations for its current product candidates are discontinued, Endorex may not be able to continue the development of such product candidates due to the loss of technology, intellectual property or expertise or due to contractual restrictions. Furthermore, the successful development and commercialization of Endorex's drug delivery technology depends upon entering into corporate partnerships, collaborations or license agreements that provide rights to drug candidates that are compatible with Endorex's drug delivery technology and that are safe and proven effective for medical conditions. Endorex cannot assure you that it will be able to enter into such new corporate partnerships, collaborations or license agreements to develop and commercialize any future product candidates using its drug delivery technology.

Problems in product development may increase and vary the rate at which Endorex spends its funds.

     Endorex has limited experience with preclinical development, clinical trials and regulatory affairs and if it encounters unexpected difficulties with its operations or clinical trials, Endorex may have to spend additional funds, which would increase its cash depletion rate. Endorex's cash depletion rate will vary substantially from quarter to quarter as Endorex funds non-recurring items associated with clinical trials, product development, patent expenses, legal fees and consulting fees.

Endorex's product development and commercialization efforts may not be successful.

     Endorex's product candidates, which have not received regulatory approval, are in the early stages of development. If the initial results from any of the evaluations for these product candidates are poor, those results could seriously harm Endorex's business and its ability to raise additional capital which may be necessary to continue research and development for its oral delivery technology. In addition, product candidates resulting from Endorex's research and development efforts, if any, are not expected to be available commercially for several years, if at all.

     Although Endorex is involved in developing oral versions of injectable drugs and vaccines that have already been approved by the FDA, the products Endorex is currently developing will require significant additional laboratory and clinical testing and investment for the foreseeable future. Endorex's product candidates may not show sufficient efficacy in animal models to justify continuing research into clinical testing stages or may not prove to be effective in clinical trials or may cause serious harmful side effects. In addition, Endorex's product candidates, if approved, may prove impracticable to manufacture in commercial quantities at a reasonable cost and/or with acceptable quality. Any of these results could seriously harm Endorex's business.

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     Endorex's products, if approved, may not be immediately used by doctors unfamiliar with Endorex's product applications. Endorex or its commercialization partner may be required to implement an aggressive education and promotion plan with doctors in order to gain market recognition, understanding and acceptance of Endorex's products. Any such effort may be time consuming and costly and might not be successful.

Endorex's product development and commercialization efforts may be reduced or discontinued due to difficulties or delays in clinical trials.

     Endorex may encounter unanticipated problems, including development, manufacturing, distribution, financing and marketing difficulties, during the product development, approval and commercialization process. Endorex's product candidates may take longer than anticipated to reach and progress through clinical trials. In addition, patient enrollment in the clinical trials may be delayed or prolonged significantly, thus delaying the clinical trials and causing increased costs. If Endorex experiences any such difficulties or delays, Endorex may have to reduce or discontinue development, commercialization or clinical testing of some or all of Endorex's product candidates.

Endorex depends on a limited number of suppliers and manufacturers.

     Prior to commercial distribution of any of its products, if approved, Endorex will need to enter into contracts with commercial suppliers or manufacturers for production of commercial volumes of its products. Endorex cannot guarantee that such suppliers or manufacturers will be able to qualify their facilities under regulations imposed by the FDA or that they will be able to label and supply Endorex in a timely manner, if at all, with drugs that meet regulatory and commercial requirements. Accordingly, any failure to enter into supply or manufacturing agreements, any failure of such suppliers and manufacturers to perform, and any change in Endorex's existing or future contractual relationships with, or an interruption in supply from, any third-party service provider or supplier could seriously harm Endorex's ability to develop and commercialize its products.

Endorex does not have agreements with third parties or a sales force to market its products.

     If Endorex receives approval from the FDA for Endorex's initial product candidates, the commercialization of these products will depend upon Endorex's ability to enter into marketing agreements with companies that have sales and marketing capabilities or to recruit, develop, train and deploy its own sales force. Endorex currently intends to sell its products in the United States and internationally in collaboration with one or more marketing partners. Endorex cannot assure you that it will be able to enter into any such collaborations to commercialize products in a timely manner or on commercially reasonable terms, if at all. Additionally, Endorex does not currently have a sales force, or possess the resources or experience necessary to market any of its product candidates, if they are approved. Development of an effective sales force requires significant financial resources, time and expertise. Endorex cannot assure you that it will be able to obtain the financing necessary to establish such a sales force in a timely or cost effective manner, if at all, or that such a sales force will be capable of generating demand for Endorex's product candidates, if they are approved.

Endorex maintains limited product liability insurance and may be exposed to claims if its insurance coverage is insufficient.

     The clinical testing, manufacture and sale of Endorex's products involves an inherent risk that human subjects in clinical testing or consumers of Endorex's products may suffer serious bodily injury or death due to side effects, allergic reactions or other unintended negative reactions to Endorex's products. Endorex currently has clinical trial and product liability insurance with limits of liability of $10 million. Because liability insurance is expensive and difficult to obtain, Endorex cannot assure you that it will be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Endorex's inability to obtain sufficient insurance coverage on acceptable terms or to otherwise protect against potential liability claims in excess of Endorex's insurance coverage could seriously harm Endorex's business.

Endorex uses hazardous materials in its business. Any claims relating to improper handling, storage,

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or disposal of these materials could be costly.

     Endorex's research and development processes involve the controlled use of hazardous materials, including hazardous chemicals and radioactive and biological materials. Endorex's operations also produce hazardous waste products. Endorex cannot fully eliminate the risk of accidental contamination or discharge of such materials and any resulting injury. Endorex could be subject to civil damages in the event of improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, Endorex could be sued for injury or contamination that results from its use of hazardous materials or their use by third parties or Endorex's collaborators, and Endorex's liability may exceed its assets. Federal, state, and local laws and regulations govern the use, manufacture, storage, handling, and disposal of these materials. Endorex believes that its current operations comply in all material respects with these laws and regulations. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair Endorex's research, development, or commercialization efforts.

Endorex may not be able to compete with its competitors in the biotechnology industry.

     The biotechnology industry is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements. Virtually all of Endorex's existing competitors have greater financial resources, larger technical staffs, and larger research budgets than Endorex has, as well as greater experience in developing products and conducting clinical trials. Endorex's competitors in the field of oral and nasal delivery of protein and peptide-based drugs include Emisphere Technologies, which has started phase III trials for oral heparin and phase I trials for oral calcitonin (through its collaborator Novartis) and oral insulin; Unigene Laboratories, which has an oral calcitonin product in phase I/II trials; Nobex Corp. (formerly known as Protein Delivery), which has an oral insulin in phase II trials, and Generex, which has an oral insulin spray in phase I trials. Endorex's competitors in the vaccine delivery field include Aviron, which is developing a nasal flu vaccine that is in phase III clinical trials, I.D. Biomedical, which is in phase I/II trials with an intranasal flu vaccine and another major vaccine, specialized biotechnology firms, universities, and governmental agencies. Endorex's competitors in the liposomal formulation field include The Liposome Company (owned by Elan Corporation), NexStar (owned by Gilead Sciences, Inc.) and Sequus (owned by ALZA Corporation). In addition, there may be other companies which are currently developing competitive technologies and products or which may in the future develop technologies and products that are comparable or superior to Endorex's technologies and products. Accordingly, Endorex cannot assure you that it will be able to compete successfully with its existing and future competitors or that competition will not negatively affect Endorex's financial position or results of operations in the future.

Endorex may not be successful if it is unable to obtain and maintain proprietary positions in its products and technology.

     Endorex's success depends, in large part, on its ability to obtain and maintain a proprietary position in Endorex's products through patents, trade secrets and orphan drug designations. Endorex has been granted several United States patents and has submitted several United States patent applications and numerous corresponding foreign patent applications, and has also obtained licenses to patents and patent applications owned by other entities. However, Endorex cannot assure you that any of these patent applications will be granted or that Endorex's patent licensors will not terminate any of its patent licenses. Endorex also cannot guarantee that any issued patents will provide competitive advantages for its products or that any issued patents will not be successfully challenged or circumvented by Endorex's competitors. Further, the laws of certain countries may not protect Endorex's proprietary rights to the same extent as United States law and Endorex cannot assure you it will obtain patent protection outside the United States. To the extent that Endorex relies on trade secret protection and confidentiality agreements to protect Endorex's technology, others may independently develop similar or superior technology, or otherwise obtain access to Endorex's findings or research materials embodying those findings, thus diminishing the value of such trade secrets and confidentiality obligations.

     The application of patent law to the field of biotechnology is relatively new and has resulted in considerable litigation. In addition, since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Endorex cannot be certain that it and its licensors are the first creators of inventions

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covered by any licensed patent applications or patents or that they are the first to file. Moreover, the United States Patent and Trademark Office, or PTO, may commence interference proceedings involving Endorex's patents or patent applications, in which the question of first inventorship is contested. There is a substantial risk in the rapidly developing biotechnology industry that patents and other intellectual property rights held by Endorex could be infringed by others or that products developed by Endorex or its method of manufacture could be covered by patents owned by other companies. Although Endorex believes that its products and services do not infringe on any third party's patents or other intellectual property rights, Endorex cannot be certain that it can avoid litigation involving such proprietary rights. Intellectual property litigation entails substantial legal and other costs and may take years to resolve, and Endorex may not have the necessary financial resources to defend or prosecute Endorex's rights in connection with any litigation. Responding to, defending or bringing claims related to patents and other intellectual property rights may require Endorex's management to redirect its human and monetary resources to address these claims and may take years to resolve.

Endorex depends on licenses from third parties.

     Endorex's business depends on its license of polymerized liposome technology from the Massachusetts Institute of Technology, or MIT, licenses from Elan in connection with Endorex's two joint ventures with Elan, and the technology licensed by InnoVaccines from Southern Research Institute. Endorex's license agreement with MIT provides that Endorex will commence phase I clinical trials with the MIT liposome technology prior to January 1, 2002. Endorex cannot assure you that it will be able to meet this commitment. If Endorex fails to meet this commitment and fails to obtain a waiver or extension from MIT, then MIT will have a right to terminate Endorex's license to the MIT liposome technology and have a claim against Endorex for breach of contract. In addition, Endorex cannot assure you that the technology underlying these licenses will be profitable, or that Endorex will be able to retain licenses for these technologies. If Endorex is unable to retain these licenses and rights to third party technology, or if Endorex is unable to obtain rights to substitute technology on reasonable terms, Endorex's development efforts and business will be seriously harmed.

Endorex may be forced to reduce or discontinue product development and commercialization efforts due to delays or failure in obtaining regulatory approvals.

     Endorex will need to do substantial additional development and clinical testing prior to seeking any regulatory approval for commercialization of Endorex's product candidates. Testing, manufacturing, commercialization, advertising, promotion, exporting and marketing, among other things, of Endorex's proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. The testing and approval process requires substantial time, effort and financial resources and Endorex cannot guarantee that any approval will be granted on a timely basis, if at all. At least initially, Endorex intends, to the extent possible, to rely on licensees to obtain regulatory approval for marketing Endorex's products. Failure by Endorex or its licensees to adequately demonstrate the safety and efficacy of any of its product candidates under development could delay, limit or prevent regulatory approval of the product, which may require Endorex to reduce or discontinue development, commercialization or clinical testing of some or all of its product candidates.

     Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in conducting advanced human clinical trials, even after obtaining promising results in earlier trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Also, even if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed. Accordingly, Endorex may be unable to, or experience difficulties and delays in obtaining, necessary governmental clearances and approvals to market a product.

Endorex's products, if approved, may not be commercially viable due to health care changes and third party reimbursement limitations.

     Recent initiatives to reduce the federal deficit and to change health care delivery are increasing cost-containment efforts. Endorex anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on

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the growth of private health insurance premiums and Medicare and Medicaid spending, price controls on pharmaceuticals, and other fundamental changes to the health care delivery system. Any such changes could negatively impact the commercial viability of Endorex's products, if approved. Endorex's ability to successfully commercialize its product candidates, if they are approved, will depend in part on the extent to which appropriate reimbursement codes and authorized cost reimbursement levels of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations. In the absence of national Medicare coverage determination, local contractors that administer the Medicare program, within certain guidelines, can make their own coverage decisions. Accordingly, there can be no assurance that any of Endorex's product candidates, if approved and when commercially available, will be included within the then current Medicare coverage determination or the coverage determination of state Medicaid programs, private insurance companies and other health care providers. In addition, third-party payers are increasingly challenging the necessity and prices charged for medical products, treatments and services. Also, the trend toward managed health care and the growth of health maintenance organizations in the United States may result in lower prices for Endorex's products, if approved and when commercially available, than Endorex currently expects. The cost containment measures that health care payers and providers are instituting and the effect of any health care changes could negatively affect Endorex's financial performance, if one or more of Endorex's products are approved and available for commercial use.

Endorex's business could be seriously harmed if Endorex cannot attract and retain key personnel.

     Endorex's success is dependent, in part, upon Michael S. Rosen, Endorex's President and Chief Executive Officer, Panayiotis Constantinides, Ph.D., Endorex's Vice President of Research and Development, John McCracken, Endorex's Vice President of Business Development, and Steve Koulogeorge, Endorex's Controller, Assistant Secretary and Assistant Treasurer. Endorex also believes that its future success will depend largely upon its ability to attract and retain highly skilled research and development and technical personnel. Although Endorex maintains and is the beneficiary of key man life insurance for Mr. Rosen, Endorex does not believe the proceeds would be adequate to compensate it for his loss. Endorex faces intense competition in its recruiting activities, including competition from larger companies with greater resources. Endorex cannot assure you that it will be successful in attracting or retaining skilled personnel. The loss of certain key employees or Endorex's inability to attract and retain other qualified employees could seriously harm its business.

Endorex's stock price is highly volatile and its stock is thinly traded.

     The market price of Endorex's common stock, like that of many other development stage public pharmaceutical and biotechnology companies, has been highly volatile and may continue to be so in the future due to many factors, including, but not limited to:

 . actual or anticipated fluctuations in its results of operations;
 . announcements of innovations by Endorex or its competitors;
 . introduction of new products by Endorex or its competitors;
 . additions or departures of key personnel;
 . commencement of litigation;
 . developments with respect to intellectual property rights;
 . conditions and trends in the pharmaceutical and drug delivery industries; . changes in estimates of the development, future size and growth rate of
  Endorex's markets; o general market conditions; and . future sales of Endorex's common stock.

     In addition, the stock market has experienced significant price and volume fluctuations that affect the market price for the common stock of Endorex and many other biotechnology companies. These market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to Endorex's actual performance or prospects or not, could result in a significant decline in the market price of Endorex's common stock.

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     Since it commenced trading on the American Stock Exchange on August 6,
1998, Endorex's common stock has been thinly traded. Endorex cannot assure you that a more active trading market for its common stock will develop.

Endorex cannot assure you that it will continue to be listed on the American Stock Exchange.

     Endorex cannot assure you that it will satisfy the requirements necessary to remain listed on the American Stock Exchange or that the American Stock Exchange will not take actions to delist Endorex's common stock. If such events were to occur, Endorex cannot assure you that it will be able to list its common stock on another national exchange. If Endorex's common stock is not listed on an exchange, Endorex cannot assure you that an active trading market will exist for its common stock.

Investors may suffer substantial dilution.

     Endorex has a number of agreements or obligations that may result in dilution to investors. These include:

 . warrants to purchase 2,014,001 shares of common stock at $2.54375 per share, subject to adjustment, issued in connection with the October 1997 private placement of Endorex's common stock;
 . warrants to purchase 230,770 shares of common stock at $10.00 per share, subject to adjustment, held by Elan;
 . warrants to purchase 43,334 shares of common stock at $2.3125 per share, subject to adjustment, held by Aries Select Ltd. and warrants to purchase 23,334 shares of common stock at $2.3125 per share, subject to adjustment, held by Aries Select I LLC, both issued on May 19, 1997 pursuant to a senior line of credit that has been subsequently retired;
 . warrants to purchase 452,383 shares of common stock at $5.91, subject to adjustment, held by certain investors pursuant to the April 2000 private placement of Endorex's common stock;
 . warrants to purchase 226,190 shares of common stock at $5.25, subject to adjustment, issued to Paramount Capital, Inc., as the finder in connection with the April 2000 private placement of Endorex's common stock;
 . conversion rights and dividend rights of preferred stock held by Elan, consisting of 100,410 shares of Series B preferred stock ($8.0 million original liquidation value) bearing an 8% cumulative payment-in-kind dividend and convertible at the liquidation value into common stock at $7.38 per share and 97,603 shares of Series C preferred stock ($8.4 million original liquidation value) bearing a 7% cumulative payment-in-kind dividend and exchangeable for part of Endorex's interest in the Newco joint ventures with Elan or convertible at liquidation value into common stock at $8.86 per share;
 . options to purchase approximately 2.2 million shares of common stock issued to participants in Endorex's stock option plan with a weighted average exercise price of approximately $2.01; and
 . anti-dilution rights under the above warrants and preferred stock, which can permit purchase of additional shares and/or lower exercise/conversion prices under certain circumstances. To the extent that anti-dilution rights are triggered, or warrants, options or conversion rights are exercised, Endorex's stockholders will experience substantial dilution and Endorex's stock price may decrease.

Future sales of common stock by its existing stockholders could adversely affect Endorex's stock price.

     The market price of Endorex's common stock could decline as a result of sales by Endorex's existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales also might make it more difficult for Endorex to sell equity securities in the future at a time and at a price that Endorex deems appropriate.

Endorex has not paid cash dividends.

     Endorex has never paid cash dividends on its common stock and it does not anticipate paying any dividends in the foreseeable future. Endorex currently intends to retain earnings, if any, to develop its business.

Endorex has certain relationships that may present potential conflicts of interest.

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     Lindsay A. Rosenwald, M.D. is the Chairman and sole stockholder of
Paramount Capital Asset Management, Inc., or PCAM, Paramount Capital, Inc., or Paramount, and Paramount Capital Investment LLC, or PCI, a merchant banking and venture capital firm specializing in biotechnology companies. PCAM is the investment manager of Aries Select, Ltd., and the managing member of Aries Select I LLC and Aries Select II LLC, each of which is an affiliate of PCI, PCAM, Paramount and Lindsay Rosenwald. Aries Select I LLC and Aries Select, Ltd. are principal stockholders, and Aries Select II LLC is also a stockholder, of Endorex. Paramount has also acted as a placement agent in connection with private placements of Endorex's common stock, as a finder in connection with a private placement of Endorex's common stock and warrants and as a financial advisor to Endorex. In addition, certain officers, employees and associates of Paramount and its affiliates own securities of a subsidiary of Endorex. In the regular course of its business, PCI identifies, evaluates and pursues investment opportunities in biomedical and pharmaceutical products, technologies and companies.

However, PCI is under no obligation to make any additional products or technologies available to Endorex, and Endorex does not expect, and you should not expect, that any biomedical or pharmaceutical product or technology identified by such affiliates or PCI in the future will be made available to it. In addition, certain of Endorex's officers and directors and officers or directors appointed in the future may from time to time serve as officers, directors or consultants of other biopharmaceutical or biotechnology companies and those companies may have interests that conflict with Endorex's interests.

Certain directors, officers and stockholders have significant influence.

     Endorex's directors, executive officers and principal stockholders and certain of their affiliates have the ability to influence the election of directors and most other stockholder actions. This may discourage or prevent any proposed takeover of Endorex, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices. Such stockholders may also influence corporate actions, including influencing elections of directors and significant corporate events.

Risks Related to the Endorex Merger with CTD

The merger will result in an immediate and substantial increase in Endorex's net loss.

     The merger would, on a pro forma basis, increase Endorex's net loss (before preferred dividends) from a loss of $4.8 million to a loss of $8.1 million for the year ended December 31, 2000. This increase in Endorex's loss from operations could have a negative impact on the market price of Endorex's common stock. Analysts and investors carefully review a company's earnings per share and often base investment decisions on a company's operating profits and losses and per share earnings.

Endorex's stockholders will be substantially diluted as a result of the merger.

     Endorex will issue approximately 9.4 million shares of Endorex common stock and options and warrants exercisable for approximately 0.6 million shares of Endorex common stock in substitution for CTD options and warrants in connection with the merger. As of October 31, 2001, there were 12,741,858 shares of Endorex common stock outstanding. Upon completion of the merger, CTD stockholders will collectively own approximately 44% of Endorex's outstanding common stock assuming exercise of all Endorex options and warrants issued in substitution for CTD options and warrants. Therefore, after the merger, current Endorex stockholders will face immediate and substantial dilution and the CTD stockholders could exert significant influence over the matters of Endorex.

The exercise price of certain Endorex warrants and the conversion price of the Series B and Series C preferred stock of Endorex may be subject to adjustment as a result of the merger, thereby diluting Endorex stockholders.

     Certain warrants issued by Endorex and the Series B and Series C preferred stock of Endorex are subject to anti-dilution provisions that adjust the exercise price of the warrants and the conversion price of the Series B and Series C preferred stock. Depending upon the price per share of Endorex common stock as quoted on AMEX or any other national exchange at the effective time of the merger, the exercise price of the warrants and the conversion price of the Series B and C preferred stock may be adjusted, resulting in the issuance of a greater number of shares of Endorex common stock upon the exercise of the warrants and the conversion of the Series B and Series C preferred stock and diluting Endorex stockholders.

Endorex and CTD may not successfully meet the challenges necessary to realize the potential benefits of the merger.

Endorex and CTD will need to overcome significant issues in order to realize any benefits or synergies from the merger, including, but not limited to, the following challenges:

 . developing and commercializing existing product candidates of both companies; . integrating the operations, business models and research and development of both companies;
 . integrating CTD product candidates and technology with Endorex drug delivery technology;
 . developing or acquiring new product candidates or technology; successfully commercializing future product candidates or technology;
 . obtaining FDA approval for the product candidates of both companies;
 . developing and commercializing products that can successfully compete with similar products; and o raising sufficient funds to develop and commercialize product candidates.

     The successful completion of these post-merger events will involve considerable difficulty and there can be no assurance that Endorex will be able to overcome these obstacles, or that there will be a market for existing product candidates or new products developed by Endorex after the merger. Endorex's failure to do so could have a material adverse effect on the combined company's business, financial condition and operating results or could result in the loss of key personnel. In addition, the attention and effort devoted to the integration of the two companies may divert management's attention from other important issues, and could seriously harm the combined company.

The market price of Endorex common stock may decline as a result of the merger.

The market price of Endorex common stock may decline as a result of the merger if:

 . investors or analysts do not view the merger favorably;
 . the integration of Endorex and CTD is unsuccessful;
 . Endorex does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by the two companies, financial or industry analysts or investors;
 . the effect of the merger on Endorex's financial results is not consistent with the expectations of both companies, financial or industry analysts or investors;
 . the combined company fails to successfully develop or market the product candidates of Endorex and CTD; or
 . the demand for CTD and Endorex products fails to develop or diminishes.

Endorex's and CTD's officers and directors may have interests in the merger different from those of the stockholders of Endorex and CTD that may influence them to support or approve the merger.

     Endorex's and CTD's current directors and officers may have interests in the merger that are in addition to, or different from, the interests of other Endorex and CTD stockholders. These interests include:

 . Pursuant to the terms of the merger agreement, CTD's current directors and officers will, after the merger, be indemnified by CTD and, for a period of six years thereafter, benefit from insurance coverage for liabilities that arise from their service as directors and officers of CTD prior to the merger.
 . Pursuant to the terms of the merger agreement, after the closing of the merger, Dr. Colin Bier, Guy Rico and Peter Kliem, currently directors of CTD, will become directors of Endorex. Mr. Rico and Mr. Kliem, as non-employee directors, will upon appointment and subject to the approval of Proposal Four by the Endorex stockholders at the Endorex annual meeting, receive an option exercisable for 50,000 shares of Endorex common stock and will thereafter each receive options exercisable for an additional 10,000 shares of Endorex common stock at each annual meeting of the Endorex stockholders vesting one year from the date of grant. If Proposal Four is not approved, then each will receive an option exercisable for 42,000 shares of Endorex common stock upon their appointment to the Endorex board of directors and will thereafter each receive an option exercisable for 12,000 shares of Endorex common stock for every two years they serve as a non-employee director of Endorex.
 . Concurrently with the closing of the merger, Dr. Bier, the Chairman of the board of directors of CTD, will enter into an agreement with Endorex to become the Chairman of the board of directors and the Chief Executive Officer of Endorex. Pursuant to this agreement, Dr. Bier will receive an initial annual base salary of $275,000 and options exercisable for 700,000 shares of Endorex common stock.
 . Pursuant to the terms of the merger agreement, Steve H. Kanzer, the President and a director of CTD, will receive a payment of 250,000 shares of Endorex common stock upon the closing of the merger.
 . Concurrently with the closing of the merger, Mr. Kanzer will enter into a noncompetition and nonsolicitation agreement with Endorex whereby he will be paid approximately $250 per hour for any time incurred while assisting Endorex in obtaining and enforcing patents, copyrights or trademarks for any intellectual property acquired or discovered by Mr. Kanzer during the course of performing services for or acting as an employee or officer of CTD.
 . Pursuant to the terms of the merger agreement, Nicholas Stergiopoulos, the Director of Corporate Development of CTD, will receive a payment of 133,334 shares of Endorex common stock upon the closing of the merger.
 . Concurrently with the closing of the merger, Mr. Stergiopoulos will enter into a consulting agreement with Endorex whereby he will be paid approximately $8,200 per calendar month for a period of six months. In addition, Mr. Stergiopoulos will receive 1% of the proceeds of any licensing or asset sale transaction between RxEyes, Inc., a majority owned subsidiary of CTD, and a certain third party or its affiliates, if that license agreement or asset sale was consummated due to the efforts of Mr. Stergiopoulos.
 . Pursuant to a voting agreement in the form attached as Appendix II hereto among Endorex, CTD, Roadrunner and the other parties thereto, certain CTD stockholders, including CTD's directors, executive officers and their affiliates, owning beneficially approximately 63% and 61% of CTD's common stock and Series A preferred stock, respectively, outstanding as of October
  15, 2001 have agreed to vote all of their shares of CTD common stock and Series A preferred stock for approval of the merger, the merger agreement and the transactions contemplated thereby.
 . The officers and directors of CTD own in the aggregate options exercisable for 1,322,725 shares of CTD common stock at an exercise price of $.20 per share which will be assumed by Endorex and exchanged for Endorex options exercisable for 359,042 shares of Endorex common stock at an exercise price of $.74 per share.

     Mr. Kanzer is a director of Endorex and the President and Chief Executive Officer and a director of CTD. As of October 15, 2001, Mr. Kanzer beneficially owned 1.92% of Endorex's common stock and 21.0% of CTD's common stock. Mr. Kanzer serves on the board of directors of Endorex as a nominee of the Aries Master Fund II and the Aries Domestic Fund, who subsequently transferred their right to nominate a member to the board of directors of Endorex to Aries Select, Ltd., or Aries, and Aries Select I LLC, or Aries I, each of which is a principal stockholder of Endorex. Aries Select II LLC, or Aries II, is also a stockholder of Endorex.

     Paramount Capital Asset Management, Inc., or PCAM, is the investment manager of Aries and the managing member of each of Aries I and Aries II. Lindsay A. Rosenwald, M.D. is the Chairman and sole stockholder of PCAM and Paramount Capital, Inc., or Paramount. As of October 15, 2001, Dr. Rosenwald beneficially owned 34.0% of Endorex's common stock. Paramount has acted as a placement agent in connection with certain private placements of Endorex's common stock, as a finder in connection with a private placement of Endorex's common stock and warrants, and as a financial advisor to Endorex. In addition, certain officers, employees and associates of Paramount and its affiliates own securities of Endorex and a subsidiary of Endorex.

     Dr. Rosenwald is also the Chairman and sole stockholder of Huntington Street Company, or Huntington Street, and June Street Company, or June Street, and is the sole member of Paramount Capital Drug Development Holdings LLC, or Paramount Holdings. Paramount Holdings and Dr. Rosenwald's wife are principal stockholders of CTD. Dr. Rosenwald, Huntington Street and June Street are also stockholders of CTD. In addition, certain officers, employees and associates of Paramount and its affiliates own securities of CTD and subsidiaries of CTD. Paramount has also acted as a placement agent in connection with certain private placements of CTD's Series A preferred stock. As of October 15, 2001, Dr. Rosenwald beneficially owned 56.5% of CTD's common stock and 6.0% of CTD's Series A preferred stock. Additionally, as of October 15, 2001, Dr. Rosenwald's wife beneficially owned 8.9% of CTD's common stock.

     Mr. Peter Kash, an employee of Paramount who beneficially owns 5.0% of CTD's common stock and is a security holder of Endorex, and Mr. Martin Kratchman, an employee of Paramount who is a security holder of both Endorex and CTD, will, at the closing of the merger, receive options to acquire an aggregate of 100,000 shares of common stock of Endorex. Mr. Kash and Mr. Kratchman are receiving the options as compensation for their financial advisory services to Endorex in connection with the merger.

     For the above reasons, the directors and officers of Endorex and CTD who are entitled to vote at Endorex's annual meeting of stockholders and CTD's special meeting of stockholders could be more likely to vote to approve the merger, the merger agreement and the transactions contemplated thereby than if they did not have these interests. Endorex and CTD stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

Failure to complete the merger could negatively impact Endorex's stock price and Endorex's and CTD's future business and operations.

     If the merger is not completed for any reason, including, but not limited to, the failure to obtain the requisite approval of the stockholders of Endorex or CTD, or the failure to satisfy any condition required for the closing of the merger, Endorex and CTD may be subject to a number of material risks, including the following:

 . depending on the reasons for termination of the merger agreement, Endorex may be required to pay CTD, or CTD may be required to pay Endorex, a termination fee of $1,000,000 plus costs and expenses incurred in connection with the merger agreement;
 . the market value of Endorex common stock may decline if the market views the proposed merger positively and the current market price reflects a market assumption that the merger will be completed; and
 . costs incurred by Endorex and CTD related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

     In addition, existing and potential corporate partners, investors and suppliers of Endorex or CTD, in response to the announcement of the merger, or any delays in, or failure to consumate the merger may delay, defer or alter their decisions concerning the two companies. Any delay, deferral or changes in those decisions could have a material adverse effect on the business of either company, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees may experience uncertainty about their future roles until strategies with regard to the two companies are announced or executed. This may adversely affect the ability of either company to attract and retain key management, sales, marketing and technical personnel.

     Further, if the merger is not completed and the board of directors of either company determines to seek another merger or business combination, there can be no assurance that either company will be able to find an acceptable candidate or negotiate a transaction on acceptable terms. Pursuant to the merger agreement, CTD is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Endorex. Furthermore, pursuant to the merger agreement, Endorex is prohibited from soliciting, initiating or encouraging or entering into any agreement or arrangement to acquire all or substantially all of the outstanding securities or assets of another entity if such acquisition would materially adversely effect Endorex's ability to consummate the merger.

The combined company will continue to have the risks that each of Endorex and CTD were subject to before the merger.

     CTD will represent a substantial portion of the operations, businesses and results of the combined company. As a result, the combined company will be susceptible to the risks to which both Endorex and CTD are subject. These risks are more fully described in this "Risk Factor" section.